Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Clementia Pharmaceuticals Inc.

We consent to the use of our report dated February 28, 2017, except as it relates to Note 17, which is dated as of July 20, 2017 included herein with respect to the financial position of Clementia Pharmaceuticals Inc. as of December 31, 2016, December 31, 2015 and December 31, 2014 and the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the years then ended, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP*

July 20, 2017

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A125211

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.